Exhibit 99.1

news

IMMEDIATE	29 July 2005

Royal & SunAlliance notice of Interim results 2005

Royal & SunAlliance announces that its Interim results 2005 will be released on Thursday 11 August 2005 at 7.00am. A briefing to investors and analysts will take place at 10.30 on 11 August and will be accessible via the company website (www.royalsunalliance.com)

An indexed version of the presentation will be available on the website following the meeting.

–ENDS–

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134